John Ballard

No.30 Guanghua Street, Xiaojingyu Xiang, Wanbailin District

Taiyuan City, Shanxi Province, Shanxi, China 030024

 (303) 885 5501 (office)

(949) 489-0034 (fax)

July 17, 2008

Michael E. Karney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 7010

Washington, D.C. 20549

Re:

Longwei Petroleum Investment Holding Limited

Registration Statement on Form S-1/A7

Filed June 26, 2008

File No. 333-146921

Dear Mr. Karney:

On behalf of Longwei Petroleum Investment Holding Limited, a Colorado corporation (the “Company”), enclosed please find our responses to your comment letter dated July 11, 2008.

Selected Consolidated Financial Data, page 7

1.  Please tell us the difference between the line items Income from Operations per share - basic and Net Income per Share - Basic.

Income from Operations per share is the income generated from Operations, which is income before interest income, interest expense, other income and income taxes, divided by the weighted average number of shares issued and outstanding.  Basic and net income per share refers to net income of the Company after interest income, interest expense, other income and income taxes are taken into account divided by the weighted average number of shares issued and outstanding.  Accordingly, we made the necessary changes.

Selected Consolidated Financial Data, Page 19

2.  We note your response to prior comment one.  Please modify your disclosure so that the amounts reported for earnings per share are consistent between your Summary Consolidated Financial Data on page 7 and your financial statements for all periods reported.  We note for example that basic earnings per share for the nine months ended March 31, 2008 reports Basic and Diluted Earnings per Share of $0.25 and your Selected Financial Data reports $0.35.  Please ensure that this information is accurately and consistently disclosed throughout your filing.

We have corrected the basic net income per share and diluted net income per share under the Selected Consolidated Financial Data to make it consistent with the Summary Consolidated Financial Data.

Net Income, page 30

3.  We note your disclosure that your profit margin for agency fees was 84.9%.  Please clarify whether or not the Chinese government gross profit limitations apply to agency fees.

We have added the following to the QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK section under the heading Commodity Risk: At the present time, the Chinese government is not concerned with gross margins on services such as agency fees.  The Chinese government allows the market to determine prices.  There is no indication that these policies will change in the future regarding any type of guidelines for agency fees gross profits.

Liquidity and Capital Resources, page 32

4.  We have reviewed your response to prior comment eight and your disclosure on page 32.  It is unclear how a discussion of the parent company relationship applies to changes in consolidated cash and cash equivalents as of March 31, 2008 as compared to March 31, 2007.  Please expand your disclosure to explain the circumstances that contributed to the differences in cash and cash equivalents between the periods being discussed.  Please contact us if you would like to discuss this further.

We have removed the discussion regarding the parent company's relationship.  Additionally, we have added the following discussion to explain the circumstances that contributed to the differences between Cash and Cash Equivalents for the periods March 31, 2008, compared to March 31, 2007:  As of March 31, 2008, we had Cash and Cash Equivalents of $6,755,094, compared to Cash and Cash Equivalents of $36,271,540 in the period ending March 31, 2007.  This was the result of the company providing increased advances to suppliers and inventory to support the growth of 84.7% in revenues in the nine-month period ending March 31, 2008 compared to the same period in March of 2007. Additionally, accounts receivable increased as a result of extending credit to our long established customers for the first time.

Cash Flow, page 32

5.  It appears that you need to modify the last caption in the table from Net increase (decrease) in cash and cash equivalents to Cash and Cash Equivalents, end of the period to be consistent with your disclosure on page 66.

We have changed the caption in the table from Net increase (decrease) in Cash and Cash Equivalents to Cash and Cash Equivalents, end of the period to be consistent with our disclosure on Page 66.  Additionally we changed the table showing Cash and Cash Equivalents for the beginning of the period for both March 31, 2008 and March 31, 2007.

Unaudited Parent-Only Financial Statements for the Nine Months ended March 31, 2008, page 57

6.  We note you have provided the disclosure caption, "DISCLAIMER REGARDING FORWARD LOOKING STATEMENTS," directly after the unaudited parent-only financial statements.  In this regard, tell us your basis for providing the disclaimer and specify if you are eligible to rely on Section 27A of the Securities Act.  Please explain if this disclaimer applies to the parent-only financial statements.  Additionally please explain whether or not the information that is directly after this disclosure represents financial statement footnotes to the parent-only financial statements.

We have removed the section "DISCLAIMER REGARDING FORWARD LOOKING STATEMENTS."

7.  We note your response to prior comment 10.  We are unable to locate the disclosure which you indicate you have added to the filing.  As such prior to comment 12 of our letter dated June 17, is re-issued in its entirety.

We note your response to prior comment 12 of our letter May 9 and your disclosure on page 62 which indicates that there are limitations on transfer of funds to the parent company from the operating company.  Please specify the nature of these limitations.

We further note your disclosure on page 62 that the parent company has a certain ability to pay U.S. costs.  Please clarify the meaning of this disclosure and specify which

U.S. costs you refer to in this disclosure.  Finally, we note your disclosure that there is uncertainty regarding the payment of dividends, loans and/or advances to the subsidiaries.  Please clarify the nature of this uncertainty and specify which company would be paying dividends to the subsidiaries.

The disclosure above referenced is located on page 61 of the Edgar version, amendment 7 filed June 26, 2008, and on page 62 on of the hard copy, under the plan of operations section:

The Company has made transfers of RMB into US dollars for accounting and legal costs associated with being a reporting company and in preparing the pending registration statement.  Our revenues are settled in RMB and any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activity outside China, or to make dividends, advances, or other payments in US dollars.  Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the RMB per current account transactions, significant restrictions still remain, including the restriction that foreign-invested enterprises may only buy, sell, or remit foreign currencies after providing valid commercial documents, and only at those banks in China authorized to conduct foreign exchange business.  We cannot be certain that in the future the Chinese regulatory authorities will not impose more stringent restrictions on the Company's ability to convert RMB into US dollars.  The Company does not intend to pay dividends at this time, out of earnings or assets of its subsidiaries.  It plans to use any earnings profits to further expand its business operations.  If this policy changes the Company's ability to pay dividends to its shareholders may be limited.

8.  We have considered your response to prior comment 11 and continue to believe footnote disclosure is needed to address this issue.  As previously requested, please clarify why you have not included footnote disclosure of the restrictions on your subsidiaries to transfer funds in the form of cash dividends, loans or advances in the notes to the audited financial statements of your parent company beginning on page 89.  Further, disclosure in your discussion of liquidity on page 30, the nature and extent of the restrictions and the impact they have had or are expected to have on the ability of the parent company to meet its cash obligations.

We have provided a condensed set of notes for the parent only financials statements for period ending March 31, 2008. In addition as part of the notes we have added that the following footnotes:

(b)    Limitations on Transfer of Funds to the Parent Company

The company generates no revenue and is dependent on its operating subsidiary in order to meet its obligations. Limitations on transfer of funds to the parent company from the operating company could result in the inability of the parent company to pay its financial obligations.  We have a certain amount of ability to pay U.S. costs. The Company has made transfers of RMB into US dollars for accounting and legal costs associated with being a reporting company and in preparing the pending registration statement.  Our revenues are settled in RMB and any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activity outside China, or to make dividends, advances, or other payments in US dollars.  Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the RMB per current account transactions, significant restrictions still remain, including the restriction that foreign-invested enterprises may only buy, sell, or remit foreign currencies after providing valid commercial documents, and only at those banks in China authorized to conduct foreign exchange business.  We cannot be certain that in the future the Chinese regulatory authorities will not impose more stringent restrictions on the Company's ability to convert RMB into US dollars.   .

(d)    Dividends

The Company does not intend to pay dividends at this time out of earnings or assets of its subsidiaries.  It plans to use any earnings profits to further expand its business operations.  However, if this policy changes the Company's ability to pay dividends to its shareholders may be limited.

In response to the disclosure on liquidity on Page 30, we previously have explained the nature and extent of the restrictions and the impact they have or are expected to have, on the ability of the parent company to meet its cash obligations.  We have repeated the discussion listed below under the liquidity and capital resource section:

The Company generates no revenue, and is dependent on its operating subsidiary in order to meet its obligations.  The Company has a certain amount of ability to pay for accounting and legal costs in US dollars associated with being a reporting company.

Sincerely yours,

By: /s/ John Ballard